

February 27, 2024

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Rd.
Las Vegas, NV 89118

      Re: United Express Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2023
          Form 10-Q for the Quarter Ended December 31, 2023
          File No. 333-227194

Dear Andrei Stoukan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm, page F-1

1. Please make arrangements with your auditor to obtain and file a revised audit report which covers all financial statement periods included in your annual report. In this regard, we note that the report you have filed only refers to the balance sheet as of June 30, 2023 and the statement of operations, changes in stockholders' equity and cash flows for the year ended June 30, 2023.

2. Note 10 to your financial statements indicates that you have experienced continued losses which raises substantial doubt about your ability to continue as a going concern. Please make arrangements with your auditor to obtain and file a revised audit report that includes an explanatory paragraph about your ability to continue as a going concern or explain why you believe this language is not necessary.

Form 10-Q for the Quarter Ended December 31, 2023

Financial Statements
Note 1 - Description of Business, page 7

3.   We note your disclosure that you entered into a share exchange agreement to acquire 100% of the outstanding shares of Jebour Two Limited on September 21, 2023 and see that you include a line item on the balance sheet labelled "Investment in Subsidiary - Fighting Leagues" of $13 million. Please provide footnote disclosure that explains how you accounted for this acquisition, identifying whether you have determined that this was an acquisition of asset or an acquisition of a business providing the relevant disclosures under ASC 805-50 or other applicable GAAP.   Your disclosure should discuss your determination of the purchase price, provide quantification of the individual assets acquired and liabilities assumed as well as information on how they were valued, and explain how you have allocated the purchase price to the identified assets and liabilities.

4.   We note that you filed a Form 8-K on October 18, 2023 indicating that you would file an amended Form 8-K within the required 71 days to include the relevant financial statements and pro forma information for the acquisition of Jebour Two. We note that as of the date of this letter, you have not filed this information. Please file this information to comply with your reporting obligations under Rule 8-04 and 8-05 of Regulation S-X or tell us why you believe it is not required.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation